Exhibit 99.3

PRODUCT SALES STATEMENT, FOR THE PRODUCT SALES MEASURING PERIOD ENDED DECEMBER 31, 2019

As called for under §5.4 of the Contingent Value Rights Agreement (the “CVRA”) by and between Sanofi (formerly known as sanofi-aventis) and American Stock Transfer & Trust Company LLC dated as of March 30, 2011. On May 13, 2016, American Stock Transfer & Trust Company, LLC (“AST”) tendered its resignation as trustee under the CVRA to Sanofi. As of June 30, 2016, UMB Bank, National Association replaced AST and is the Successor Trustee under the CVRA. All capitalized terms used in the present Product Sales Statement have the respective meanings ascribed to them in the CVRA. Amounts set forth herein are not necessarily indicative of results that will be achieved in subsequent Product Sales Measuring Periods.

Sales data for the Product

Market	Q4 2019			Q3 2019			Q2 2019			Q1 2019
	(I)	(II)	X- rate	(I)	(II)	X- rate	(I)	(II)	X- rate	(I)	(II)	X- rate
Major Markets
USA	46.6	36.8	1.0000	47.8	38.5	1.0000	51.6	47.5	1.0000	56.3	46.1	1.0000
UK	5.7	5.7	0.7769	6.0	6.0	0.8119	8.6	7.7	0.7783	20.7	18.6	0.7684
France
Germany	2.2	2.2	0.9031	2.6	2.6	0.8995	4.3	4.3	0.8898	7.6	7.6	0.8806
Italy	1.2	1.2	0.9031	1.3	1.3	0.8995	2.8	2.4	0.8898	5.0	4.3	0.8806
Spain	2.9	2.9	0.9031	1.9	1.9	0.8995	2.9	2.9	0.8898	8.3	5.7	0.8806
Subtotal	58.6	48.8		59.6	50.2		70.2	64.9		98.0	82.3
All other	17.4	14.2	Misc.	17.2	13.8	Misc.	22.7	18.6	Misc.	27.8	21.8	Misc.
Exclusions
Oncology(1)	0.1	0.1		0.1	0.1		0.1	0.1		0.0	0.0
Transplant Indications*	**	**		**	**		**	**		**	**

Legend:

(I):

Aggregate gross amount invoiced by the Company, its Affiliates and its licensees for sales of the Product by the Company, its Affiliates and licensees of the Company and its Affiliates to third parties, in millions of United States dollars.

(II):	Product Sales, in millions of United States dollars.
X-rate:

Exchange rates used for conversion of the specified Major Market’s foreign currency into United States dollars for the quarter indicated. Exchange rates for other markets will be provided to the extent there are sales invoiced in currencies other than the United States dollar.

*:

Note that amounts appearing in this line are a subset of the amounts appearing in the “Oncology” line, above, provided for information purposes and calculated by reference to relevant data compiled by the UNOS (United Network for Organ Sharing).

**:

During the period under review, there was no Transplant Indication stock keeping units (SKUs) recorded. UNOS data specifying Transplant Indication usage for the specified period is not avail able as of the date of this Statement.

N/A:	Not applicable.
(1):

Commercialized Campath® is currently available exclusively in Japan, for the rest of world Campath® is being made available to patients at no cost through a patient access/distribution program. Commercial sales in Japan amount to 0.09 million of United States dollars during the quarter.

Do Product Sales in the Product Sales Measuring Period ended December 31, 2019 include Product Sales of a Combination Product? ☒  No ☐  Yes

Has any Product Sales Milestone been achieved during the Product Sales Measuring Period ended December 31, 2019? ☒  No ☐  Yes

Based upon actual sales trends to date, Sanofi does not expect that Product Sales Milestones #2-4 will be met.

As previously disclosed in a Form 6-K filed on October 31, 2019, Sanofi has entered into an agreement to settle litigation involving claims against Sanofi for breach of the CVR Agreement. Among other things, the settlement agreement provides that the CVRs will be delisted from the NASDAQ and extinguished, and the CVR Agreement will be terminated. The settlement agreement is subject to, among other conditions, Court Approval (as defined in the settlement agreement). This is only a summary of certain of the terms of the settlement agreement and is qualified in its entirety by the terms thereof. The settlement agreement was attached as an exhibit to Sanofi’s October 31, 2019 Form 6-K

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Sanofi

By:	/s/ Jean-Baptiste Chasseloup de Chatillon
Name:	Jean-Baptiste Chasseloup de Chatillon
Title:	Executive Vice President, Chief Financial Officer

Date: February 5, 2020